SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 11 March 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

March 11, 2010

BP ENTERS DEEPWATER BRAZIL AND
STRENGTHENS CORE PORTFOLIO

BP today announced a transaction that will deliver a material exploration position in the deepwater offshore Brazil and significantly enhance its position in core strategic areas.

In a broad-ranging deal, BP will pay Devon Energy $7.0 billion in cash for assets in Brazil, Azerbaijan and the US deepwater Gulf of Mexico. These include interests in ten exploration blocks in Brazil, including seven in the prolific Campos basin; a major portfolio of deepwater exploration acreage and prospects in the US Gulf of Mexico; and an interest in the BP-operated Azeri-Chirag-Gunashli (ACG) development in the Caspian Sea, Azerbaijan.

In addition, BP will sell to Devon
Energy a 50 per cent stake in BP's Kirby oil sands interests in
Alberta, Canada, for $500 million. The parties have agreed to form a 50/50 joint venture, operated by Devon, to pursue the development of the interest. Devon will commit to fund an additional $150 million of capital costs on BP's behalf.

Completion of certain transfers will be subject to regulatory approvals and other third party consents.

"This strategic opportunity fits well with BP's operating strengths and key interests around the world, offering us significant additional long-term growth potential with an emphasis on high-margin oil," said BP group chief executive Tony Hayward. "As well as giving us a broad portfolio of assets in the exciting Brazilian deepwater, it will strengthen our position in the Gulf of Mexico, enhance our interests in Azerbaijan and enable us to progress the development of Canadian assets."

Andy Inglis, BP's chief executive of Exploration and
Production, said: "Through our entry into Brazil, BP will add a major position in another attractive deepwater basin. Together with the additional new access in the Gulf of Mexico, it further underlines our global position as the leading deepwater international oil company."

The deal will give BP a diverse and broad deepwater exploration acreage position offshore Brazil with interests in eight licence blocks in the Campos and Camamu-Almada basins, in water depths ranging from 330 to 9,100 feet (100-2,780 metres), as well as two onshore licences in the Parnaiba basin. The Campos basin blocks include three discoveries - Xerelete, pre-salt Wahoo and Itaipu - and the producing Polvo field.

In the US Gulf of Mexico deepwater, BP will gain a high quality portfolio with interests in some 240 leases, with a particular focus on the emerging Paleogene play in the ultra-deepwater. The addition of Devon's 30 per cent interest in the major Paleogene discovery Kaskida will give BP a 100 per cent interest in the project. The assets also include interests in four producing oil fields: Zia, Magnolia, Merganser, and Nansen.

In Azerbaijan, acquisition of Devon's 5.63 per cent stake in the ACG development will increase BP's operating interest in the fields to 39.77 per cent.

The undeveloped Kirby oil sands leases are
in the south east of the Athabasca region of Alberta,
close to the Devon-operated Jackfish development, which started production in 2007.
Like Jackfish, the Kirby oil sands are suitable for in situ development using steam-assisted gravity drainage (SAGD). BP and Devon have agreed an initial appraisal programme to assess the significant potential of the Kirby acreage and to establish a long-term development plan.
In addition to forming the joint venture,
BP and Devon
have agreed to
enter into a long-term heavy crude off-take agreement for production from the Kirby development as well as a portion of the production from some of Devon's other oil sands assets.

BP is currently undertaking a major investment programme at its Whiting, Indiana, refinery, significantly increasing its capacity to process heavy crudes such as Canadian heavy oil. The Whiting upgrade is planned to come on-stream in 2012.

"Devon is an experienced operator in the Canadian oil sands with a proven track record of in situ development and production," said Inglis. "We expect this transaction will accelerate the development of the Kirby assets and, through the associated crude off-take agreement, provide a secure source of Canadian heavy oil for our advantaged Whiting refinery."

On completion of the transaction, Devon's employees in Brazil are expected to join BP.

Notes to editors
:

·
In November 2009, Devon Energy announced its intention to divest its deepwater US Gulf of Mexico and other international oil and gas assets as part of a major strategic repositioning of the company to focus on onshore oil and gas exploration and production activities in the USA and Canada
.

·
As part of the deal, BP will also take over two of Devon's deepwater drilling rig contracts (valued at approximately $1.1bn).

·
BP holds approximately 90,000 net acres in the undeveloped Kirby oil sands, south east of Fort McMurray, Alberta.

·
BP is the largest producer of oil and gas from the US Gulf of Mexico, producing over 400,000 barrels of oil and gas a day from operated fields including Thunder Horse, Atlantis and Mad Dog and interests in non-operated fields including Mars and Ursa.
BP
is the largest leaseholder in the deepwater
Gulf of Mexico with more than 650 leases in waters deeper than 1,250 feet.

·
BP is the operator and major interest holder, with a 34.14 per cent working interest, of the ACG field development, which in 2009 produced an average 820,000 barrels of oil a day. Currently producing through five platforms, the next stage of development, sanctioned in March 2010, will involve an additional platform on the Chirag field.
·
Sales proceeds for the assets will be subject to adjustment for the period from 1 January 2010 until closing.

Further information
:

BP press office, London: +44 (0)20 746 4076

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 11 March 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary